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                                                                  EXHIBIT 3.5


                                   SUMMARY
                                     OF
                     ARTICLES OF INCORPORATION AND BY-LAWS


      Name Of Entity:  Axiohm.

      Form Of Entity: Private limited company (transformed from a public limited company on October 31, 1997).

       Registered Office:  1 to 9 rue d'Arcueil, 92120 Montrouge, France.

       Registration Number:  344.380.480.RCS Nanterre.

       Purposes: Purchase, sale, importation, exportation, rental, development, manufacture of all electrical, electronic, computer, telecommunications, telematic material, including all printing, printer, hybrid circuit systems as well as all expendables.

       Duration: 99 years from the initial registration of the company unless extended or dissolved.

       Capital: 20,570,000 French Francs divided into 41,140 shares of 500 French Francs each.

       Shareholders: Axiohm Investments S.A.R.L., 41,139 shares and Dardel Technologies, S.A.R.L. one share.

       Shares: Shares may not be represented by negotiable instruments. Their ownership is evidenced by the present Articles, subsequent increases in capital and assignments or allotments properly completed.

       Assignment of shares must be in writing. To be valid as against the company they must be notified to it by a bailiff or alternatively an original of the assignment is delivered to the company against a receipt from management certifying the delivery. To be valid against third parties the assignment must be filed with the Registry of Commerce and Companies.

       Shares are freely transferable by the sole shareholder or between shareholders when there are more than one. They are also freely transferable between spouses, ascendants, and descendants and through inheritance to the spouse or direct heirs. The transfer of the rights of a shareholder are not subject to approval when they are part of the transfer of the entirety of the shareholders assets to a third party. All other transfers require the approval of the majority of the shareholders representing at least three quarters of the shares;

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       Management:  The company is managed by one or more General Managers, who are appointed or removed by a vote of at least a majority of the shares. The following decisions require shareholder approval:

      - guaranties, sureties, and securities
      - acquisition, sale or rental of a business enterprise
      - creation, acquisition, dissolution, or transfer of a subsidiary or a participation.
      - merger, partial merger, or spin-off
      - modification of the capital
      - proposition concerning the allocation of the net income.

      Interested Person Transactions: Agreements, other than in the ordinary course of business on normal terms and conditions, between the company and a General Manager or a shareholder are subject to a special approval procedure. A General Manager or shareholder may not borrow money from the company or have the company guarantee its obligations.

      Shareholders Decisions: The decisions are made either at a shareholders meeting, by written consultation, or by unanimous written consent. However the approval of the annual accounts must be made at a shareholders meeting.

      Fiscal Year: The fiscal year begins on January 1, and ends on December 31.

      Shareholder Equity Below One-Half Of Stated Capital: When losses evidenced in the accounting documents bring shareholders equity below one-half of stated capital the General Manager shall, within four months of the shareholder approval of said loss, consult the shareholders to determine if an anticipatory dissolution of the company is desirable. If dissolution is not decided the company must reconstitute its capital in the time and manner provided for by law.


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